As filed with the Securities and Exchange Commission on April 15, 2011.

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TMS International Corp.

(Exact name of registrant as specified in its charter)

Delaware	20-5899976
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

12 Monongahela Avenue

P.O. Box 2000

Glassport, PA 15045

(Address, including zip code, of Principal Executive Offices)

TMS International Corp. Long-Term Incentive Plan

and TMS International Corp. (f/k/a Metal Services Acquisition Corp.) Restricted Stock Plan

(Full title of the plans)

Joseph Curtin

President and Chief Executive Officer

TMS International Corp.

12 Monongahela Avenue

P.O. Box 2000

Glassport, PA 15045

(412) 678-6141

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Joel I. Greenberg, Esq. Derek Stoldt, Esq. Kaye Scholer LLP 425 Park Avenue New York, New York 10022 (212) 836-8000	Thomas E. Lippard, Esq. TMS International Corp. 12 Monongahela Avenue P.O. Box 2000 Glassport, PA 15045 (412) 678-6141

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Class A common stock, par value $0.001 per share	1,558,170	$12.29(2)	$19,149,909.30	$2,223.30
Class B common stock, par value $0.001 per share	47,180	$4.44(3)	$209,479.20	$24.32
Total

(1)	Pursuant to Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”), this Registration Statement also covers additional securities that may be offered or issued in connection with any stock split, stock dividend, recapitalization or any other similar transaction effected without receipt of consideration, which results in an increase in the number of the Registrant’s outstanding shares of class A common stock or class B common stock.
(2)	Pursuant to Rule 457(c) and Rule 457(h), the registration fee is calculated on the basis of the average of the high and low prices of the registrant’s class A common stock as reported on the New York Stock Exchange on April 14, 2011.
(3)	Pursuant to Rule 457(h), the registration fee is calculated on the basis of the book value of the registrant’s class B common stock as of April 14, 2011.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

Item 1.	Plan Information.*

Item 2.	Registrant Information and Employee Plan Annual Information.*

*	The information specified in Items 1 and 2 of Part I of the Form S-8 is omitted from this filing in accordance with the provisions of Rule 428 under the Securities Act and the introductory note to Part I of the Form S-8. The documents containing the information specified in Part I will be delivered to the participants in the TMS International Corp. Long-Term Incentive Plan and the TMS International Corp. (f/k/a Metal Services Acquisition Corp.) Restricted Stock Plan covered by this Registration Statement on Form S-8 (the “Registration Statement”) as required by Rule 428(b)(1).

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.	Incorporation of Documents by Reference.

The following documents filed with the Securities and Exchange Commission (the “Commission”) by TMS International Corp. (referred to as the “Company,” “we,” “us,” or “our”) pursuant to the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), are hereby incorporated by reference in this Registration Statement:

(a)	the Company’s Prospectus dated April 13, 2011, filed pursuant to Rule 424(b)(1) of the Securities Act (File No. 333-166807), relating to the Company’s initial public offering (the “IPO”);

(b)	All other reports filed by us with the Commission pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the registrant document referred to in (a) above; and

(c)	the description of the Company’s class A common stock contained in the Company’s registration statement on Form 8-A (File No. 333-166807), as filed with the Commission on April 7, 2011.

All documents that the Company subsequently files pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this Registration Statement and prior to the filing of a post-effective amendment to this Registration Statement indicating that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference into this Registration Statement and to be a part hereof from the date of filing of such documents.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 4.	Description of Securities.

General

The Company’s authorized capital stock consists of 200,000,000 shares of class A common stock, par value $0.001 per share, 30,000,000 shares of class B common stock, par value $0.001 per share and 50,000 shares of preferred stock, par value $0.001 per share.

The Company’s class A common stock is registered under Section 12 of the Exchange Act and is listed on the New York Stock Exchange under the symbol “TMS.”

The Company’s class B common stock is not registered under Section 12 of the Exchange Act and will not be listed on any securities exchange. The following description of the material terms of our class B common stock is qualified by reference to our Second Amended and Restated Certificate of Incorporation (“Certificate of Incorporation”) and our Investor Stockholders Agreement.

Class B Common Stock

Dividend Rights. Subject to preferences that may apply to shares of preferred stock outstanding at the time, holders of our class B common stock are entitled to any dividend declared by the board of directors out of funds legally available for this purpose. No dividend may be declared on the class A common stock or class B common stock unless at the same time an equal dividend is paid on every share of class A common stock and class B common stock. When dividends with respect to our class B common stock are paid in shares, they must be paid in shares of that class.

Terms of Conversion. Each share of class B common stock is convertible into one share of class A common stock at the option of the holder, and will automatically convert into one share of class A common stock upon transfer (with certain exceptions). The class B common stock will be converted automatically into class A common stock upon a transfer thereof to any person other than (i) Onex Corporation , (ii) Onex Partners II LP, and its affiliates (other than Onex Corporation) (“Onex”), (iii) an affiliate of Onex Corporation or Onex, (iv) Gerald W. Schwartz so long as Mr. Schwartz controls Onex, or (v) holders of class B common stock on April 19, 2011 (the date of the consummation of the IPO) and their respective affiliates. In addition, the holders of a majority of the outstanding shares of class B common stock may force the conversion of all, but not less than all, of the class B common stock into class A common stock.

Voting Rights. Generally, on all matters on which the holders of class A common stock and class B common stock are entitled to vote, the holders of the class A common stock and the class B common stock vote together as a single class. On all matters with respect to which the holders of our class A common stock and class B common stock are entitled to vote, each outstanding share of class A common stock is entitled to one vote and each outstanding share of class B common stock is entitled to ten votes. If the Transition Date occurs, the number of votes per share of class B common stock will be reduced automatically to one vote per share. The “Transition Date” will occur when the total number of outstanding shares of class B common stock is less than 10% of the total number of shares of class A common stock and class B common stock outstanding.

In addition to the other voting rights or power to which the holders of class B common stock are entitled, holders of class B common stock are entitled to vote together as a separate class on: (1) any proposal to alter, repeal or amend our certificate of incorporation which would adversely affect the powers, preferences or rights of the holders of class B common stock; and (2) any proposed merger or consolidation of our company with any other entity if, as a result, shares of class B common stock would be converted into or exchanged for, or receive, any consideration that differs from that applicable to the shares of class A common stock as a result of such merger or consolidation, other than a difference limited to preserving the relative voting power of the holders of the class A common stock and the class B common stock. In respect of any matter as to which the holders of the class B common stock are entitled to a class vote, such holders of class B common stock are entitled to one vote per share and the affirmative vote of the holders of a majority of the shares of class B common stock is required for approval.

Right to Receive Liquidation Distributions. Upon our voluntary or involuntary liquidation, dissolution or winding up, the holders of our class A common stock and class B common stock are entitled to receive pro rata our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the rights of any holders of preferred stock then outstanding.

Preemptive or Similar Rights. Holders of our class B common stock are not entitled to preemptive or other similar rights to purchase any of our securities.

Registration Agreement

On or about January 25, 2007, all of our stockholders, including Onex and its affiliates, entered into a Registration Agreement. Pursuant to the Registration Agreement, Onex and its affiliates are entitled to demand the registration of shares of class B common stock held by them and to include their shares for registration in certain registration statements that we may file under the Securities Act after the completion of our IPO. Demand registration rights may be exercisable by the holders of a majority of the shares of our unregistered class B common stock (the “Majority Holders”), until such holders cease to hold more than 10% of our shares of registrable securities. Such a demand registration would require us to prepare and file, at our expense, a registration statement covering the shares subject to the demand. The number of demands that may be made for registration on any appropriate form under the Securities Act, other than on a Form S-3 or any similar short-form registration statement, will be limited to three demands by the Majority Holders and an unlimited number of demands by Onex and its affiliates, except that no more than one demand may occur in any six-month period. There is no limit to the number of demands that may be made for registration on a Form S-3. We are not obligated to take any action to effect the demand registration rights, other than on Form S-3, prior to six months after April 13, 2011 (the date of the prospectus relating to our IPO). The demand rights will also be subject to our right to delay registration for up to six months based on our circumstances.

If we propose to register our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of our unregistered class B common stock will generally be entitled to notice of the registration and will be entitled to include, at our expense, their shares of class B common stock in such registration statement. However, the foregoing right is subject to Onex’s approval if we register securities for our own account. These registration rights will be subject to certain conditions and limitations, including the right of any underwriters to limit the number of shares included in the registration statement.

Pursuant to our Registration Agreement, each holder of unregistered class B common stock has agreed not to effect any public sale or distribution (including sales pursuant to Rule 144 under the Securities Act) within 180 days of April 13, 2011 (the date of the prospectus relating to our IPO) or in the period that is seven days prior to or 90 days of an underwritten registration made pursuant to the terms of the Registration Agreement unless the underwriters of such offering otherwise agree. Furthermore, the rights of holders of our unregistered class B common stock to sell their class B common stock will be subject to the terms of a lock-up agreement they have signed with the representatives of the underwriters for this offering.

Investor Stockholders Agreement

All of our stockholders holding shares prior to the consummation of IPO, including Onex and its affiliates, are party to entered into our Investor Stockholders Agreement. Under this agreement, following the IPO, Onex, our stockholders who are named executive officers or are otherwise subject to Section 16(b) of the Exchange Act remain parties to the investor stockholders agreement and have agreed to vote their shares on matters presented to the stockholders as specifically provided in the investor stockholders’ agreement, or, if not so provided, in the same manner as Onex. Pursuant to the investor stockholders agreement and to certain letter agreements with us, each non-Onex person who was a stockholder prior to the consummation of the IPO is limited to selling up to a certain percentage of the shares held by it on the date of the consummation of the IPO, with such percentage increasing each year; provided, however, that if at any time Onex shall have sold a greater percentage of the shares it held on the date of the consummation of the IPO, then each non-Onex stockholder shall have the right to sell up to the same percentage of its shares.

Certificate of Incorporation and Bylaw Provisions

Our Certificate of Incorporation and Bylaws include a number of provisions that may have the effect of deterring hostile takeovers or discouraging, delaying or preventing changes in control. Such provisions include:

•

our class B common stock has 10 votes per share. Onex Corporation and its affiliates beneficially own a majority of the aggregate voting power of our common stock. Through this beneficial ownership and the Investor Stockholders Agreement, which provides voting control over additional shares of our common stock, Onex Corporation and its affiliates would control any stockholder vote with respect to a merger, combination or sale of all or substantially all our assets;

•

our board of directors will be authorized, without prior stockholder approval, to create and issue preferred stock, commonly referred to as “blank check” preferred stock, with rights senior to those of class A common stock and class B common stock;

•

advance notice requirements for nominations to serve on our board of directors or for proposals that can be acted upon at stockholder meetings; provided, that prior to the Transition Date, no such requirement may be applied to holders of a majority of our outstanding Class B common stock;

•

special meetings of the stockholders will be permitted to be called only by any three members of our board of directors, our chief executive officer, or prior to the Transition Date, holders of a majority of our outstanding Class B common stock; and

•	the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of us. We have no present plans to issue any shares of preferred stock.

Section 203 of the Delaware General Corporation Law

We will not be governed by Section 203 of the Delaware General Corporation Law (the “DGCL”). Section 203 of the DGCL regulates corporate acquisitions and provides that specified persons who, together with affiliates and associates, own, or within three years did own, 15% or more of the outstanding voting stock of a corporation may not engage in business combinations with the corporation for a period of three years after the date on which the person became an interested shareholder unless:

•	prior to such time, the corporation’s board of directors approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder;

•

upon consummation of the transaction which resulted in the shareholder becoming an “interested shareholder,” the interested shareholder owned at least 85% of the corporation’s outstanding voting stock at the time the transaction commenced, other than statutorily excluded shares; or

•

at or after the time a person became an interested shareholder, the business combination is approved by the corporation’s board of directors and authorized at an annual or special meeting of shareholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested shareholder.

The term “business combination” is defined to include mergers, asset sales and other transactions in which the interested shareholder receives or could receive a financial benefit on other than a pro rata basis with other shareholders.

Item 5.	Interests of Named Experts and Counsel.

Not applicable.

Item 6.	Indemnification of Directors and Officers.

The Company’s Certificate of Incorporation provides that, except to the extent prohibited by the DGCL, the Company’s directors shall not be liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as directors of the Company. Under the DGCL, the directors have a fiduciary duty to the Company, which is not eliminated by these provisions of the Certificate of Incorporation and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available. In addition, each director will continue to be subject to liability under the DGCL (i) for any breach of the director’s duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) arising under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. This provision does not affect the directors’ responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the Company’s Bylaws, any agreement, a vote of stockholders or otherwise. The Company’s Bylaws provide that the Company may indemnify and hold harmless, to the fullest extent permitted by applicable law, as may be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”) by reason of the fact that he, or a person for whom he is the legal representative, is or was a director or officer of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another registrant or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) incurred by such person.

The Company has entered into indemnification agreements with its directors and certain officers. The indemnification agreements provide the Company’s directors and certain officers with further indemnification to the maximum extent permitted by the DGCL. The form of indemnification agreement has been filed as Exhibit 10.24 to the Company’s registration statement filed on Form S-1/A filed on April 6, 2011.

At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under the Bylaws. The Company is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

Item 7.	Exemption from Registration Claimed.

Not applicable.

Item 8.	Exhibits.

See the Exhibit Index, which is hereby incorporated by reference.

Item 9.	Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the registration statement is on Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

The Registrant. Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Glassport, Commonwealth of Pennsylvania on April 15, 2011.

TMS International Corp.

By:	/s/ Daniel E. Rosati
Name:	Daniel E. Rosati
Title:	Executive Vice President and Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Thomas E. Lippard and Daniel E. Rosati, and each of them, any of whom may act without joinder of the other, the individual’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the person and in his or her name, place and stead, in any and all capacities, to sign this Registration Statement on Form S-8 and any and all amendments or supplements to the Registration Statement, including post-effective amendments, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and does hereby grant unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Joseph Curtin Joseph Curtin	President, Chief Executive Officer and Director (Principal Executive Officer)	April 15, 2011

/s/ Daniel E. Rosati Daniel E. Rosati	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	April 15, 2011

/s/ Kirk D. Peters Kirk D. Peters	Principal Accounting Officer (Principal Accounting Officer)	April 15, 2011

/s/ John J. Connelly John J. Connelly	Director	April 15, 2011

/s/ I Michael Coslov I Michael Coslov	Director and Non-Executive Chairman of the Board	April 15, 2011

/s/ Timothy A. R. Duncanson Timothy A. R. Duncanson	Director	April 15, 2011

/s/ Colin Osborne Colin Osborne	Director	April 15, 2011

/s/ Manish K. Srivastava Manish K. Srivastava	Director	April 15, 2011

/s/ Patrick W. Tolbert Patrick W. Tolbert	Director	April 15, 2011

Exhibit Index

Exhibit Number	Document

4.1	Registration Agreement, dated January 25, 2007, among Metal Services Acquisition Corp. and the stockholders party thereto (incorporated by reference to Exhibit 4.3 to the Form S-1 of the Company filed on May 13, 2010 (File No. 333-166807)).

4.2	Investor Stockholders Agreement, dated as of January 25, 2007, among Metal Services Acquisition Corp., Onex Partners II LP, and the stockholders party thereto (incorporated by reference to Exhibit 4.4 to the Form S-1 of the Company filed on May 13, 2010 (File No. 333-166807).

4.3	First Amendment to Investor Stockholders Agreement, dated as of March 22, 2011 (incorporated by reference to Exhibit 4.8 to the Form S-1/A filed by the Company on April 6, 2011 (File No. 333-166807).

4.4	Form of class A common stock share certificate of TMS International Corp. (incorporated by reference to Exhibit 4.6 to the Form S-1/A filed by the Company on August 25, 2010 (File No. 333-166807)).

5.1*	Opinion of Kaye Scholer LLP.

23.1*	Consent of Ernst & Young, Independent Registered Public Accounting Firm.

23.2*	Consent of Kaye Scholer LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included in the signature pages to this Registration Statement).

99.1*	TMS International Corp. Long-Term Incentive Plan.

99.2	Metal Services Acquisition Corp. Restricted Stock Plan (incorporated by reference to Exhibit 10.17 to the Form S-1 filed by the Company on May 13, 2010 (File No. 333-166807)).

*	Filed herewith.